

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

<u>Via E-mail</u>
Jonathan White
President
Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

>   **Re: Type 1 Media, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 12, 2013**
>   **File No. 333-189731**

Dear Mr. White:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 from our letter dated July 23, 2013. You state that the selling shareholders have purchased their shares between March and June 2013. Please provide us with additional information regarding when the selling stockholders purchased their shares, including dates and share amounts. In addition, please tell us how you have used the proceeds from this offering to fund your operations.

2. Please update your financial statements and other financial information to include the interim period ended June 30, 2013, as required by Rule 8-08 of Regulation S-X.

Prospectus Summary, page 6

3. We note your response to comment 10 from our letter dated July 23, 2013. You state, "the Company…intend (sic) for the Company to be used as a vehicle for a private

company to become a reporting company." But you also state that you have "no intention to enter into a reverse merger, consolidations or business combination with any entity in an unrelated industry." Please reconcile. In addition, please include disclosure regarding your intentions, or lack thereof, in your prospectus summary.

Description of Business, page 20

4. On page 6, you disclose that you "expect to generate revenue by providing a media channel" to companies that provide products and services to people with type 1 diabetes. Please expand your description of your business to specify how you intend to generate this revenue. For example, disclose whether you intend to generate revenue from third-party advertising on your website or selling products on behalf of your sponsors.

Consolidated Financial Statements as of March 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5. Expand the disclosure of your revenue recognition policy to explain in more detail how you applied the criteria in the accounting standards to the transactions that generated revenue in your financial statements.

Note 7. Subsequent Events, page F-37

6. We note that as of August 8, 2013, you report 5,700,000 shares of common stock outstanding. Revise to disclose the sale of 700,000 of shares of common stock that were issued after March 31, 2013 in accordance with ASC 855-10-50-2.

Results of Operations, page 29

7. You state that as of the date of this Prospectus, you have sold two of the nine available sponsorship blocks. Please tell us how you accounted for the sale of these blocks and when they were recognized in your financial statements.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director